UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
Date: June 2, 2014
Commission File Number: 000-53808

Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)

2845 Bristol Circle
Oakville, Ontario, L6H 7H7, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐             No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX
The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Notice of Meeting 2014

99.2	Management Information Circular 2014

99.3	Proxy 2014

99.4	Registered Supp Card

99.5	Confirmation of Mailing

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP. (registrant)

Date: June 2, 2014	By:	/s/ David Bronicheski
	Name:	David Bronicheski
	Title:	Chief Financial Officer